MAKE-WHOLE SHARE PURCHASE AGREEMENT
          THIS MAKE-WHOLE SHARE PURCHASE AGREEMENT (the “Agreement”) has been entered into as of December 10, 2008, by and between
WESTERN FOREST PRODUCTS INC., a corporation existing under the laws of Canada;
— and —
TRICAP MANAGEMENT LIMITED, a corporation existing under the laws of Ontario;
RECITALS:
A.	WEF and Tricap entered into the Standby Agreement under which WEF proposed to effect an offering of Rights to the holders of record of the Common Shares and Non-Voting Shares pursuant to a short form prospectus, on the terms and conditions set forth in the Standby Agreement;

B.	Tricap has agreed to purchase any and all of the Common Shares that are offered but not otherwise purchased under the Rights Offering, on the terms and conditions set forth in the Standby Agreement;

C.	BAM, an Affiliate of Tricap, has agreed to provide a $15 million letter of credit in favour of one of WEF’s lenders to allow WEF to extend utilization of one of its credit facilities, and BAM, Tricap and their respective Affiliates will provide Credit Support in connection with WEF’s short term financing requirements; and

D.	WEF and Tricap have agreed that the value of payments or realization made or suffered by Tricap, BAM or any of their respective Affiliates in respect of Credit Support, if any, may, at the option of Tricap, be applied to subscribe for Shares or Preferred Shares, on or after February 9, 2009.
          NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto have agreed as set forth below.

ARTICLE 1
INTERPRETATION
1.1	Definitions. In this Agreement and in the recitals hereto, unless something in the subject matter is inconsistent therewith:

“Affiliate” of any Person means an associate of, or an affiliated, controlled or subsidiary company (and including any associate thereof), of such Person, all such terms (except person) having the meaning ascribed thereto by the Securities Act;

“AIF” means WEF’s annual information form for the fiscal period ended December 31, 2007, dated March 4, 2008;

“BAM” means Brookfield Asset Management Inc., a corporation existing under the laws of Ontario;

“Business Day” means any day, other than a Saturday or a Sunday, upon which banks are open for business in both the cities of Toronto and Vancouver;

“Closing Date” means the fifth Business Day following receipt by WEF of the notice referred to in Section 2.1(b);

“Common Shares” means the common shares in the capital of WEF;

“Credit Support” means the $15 million letter of credit dated December 10, 2008 (or any replacement thereof) provided to creditors of WEF (or any agent of such creditors) by or on behalf of Tricap, BAM or any of their respective Affiliates to allow WEF to further utilize its credit facilities, during the period from the date of this Agreement to and including the Closing Date;

“Exchange Limitation” means the requirement that no holder or group of holders should beneficially own, or exercise control or direction over, 50% or more of the Common Shares then outstanding;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Issue Price” means the Issue Price established in accordance with the Standby Agreement;

“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, notices, and general principles of common law and equity, binding on or affecting the Person referred to in the context in which the word is used;

“Material Adverse Change” means any change, development, event or occurrence with respect to WEF, any of its Material Subsidiaries or their respective business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), capital, operations, or results of operations, cash flow, income or prospects of WEF and its Material Subsidiaries, that: (A) is, or would reasonably be expected to be, material and adverse to WEF and its Material Subsidiaries, on a consolidated basis but does not include (a) any changes in economic, regulatory or political conditions applicable to the forestry industry generally in British Columbia, (b) any changes in financial markets generally or foreign exchange rates for the Canadian dollar or (c) any change, event, occurrence or state of facts that directly arises out of or results from the announcement or pendency of the transactions contemplated by this Agreement; or (B) does or would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated by this Agreement;

“material change” means a material change for the purposes of Securities Laws.

“material fact” means a material fact for the purposes of Securities Laws.

“Material Subsidiaries” means Western Lumber Sales Limited (Canada); WFP Quatsino Navigation Limited (Canada) and MacMillan Bloedel Kabushiki Kaisha (Japan).

“Misrepresentation” has the meaning ascribed to such term for the purposes of Securities Laws;

“Non-Voting Shares” means the non-voting shares in the capital of WEF;

“Other Consideration” shall have the meaning set forth in Section 2.1(a);

“Person” means an individual, company or corporation (with or without share capital), partnership, limited partnership, limited liability partnership, limited liability company, association, joint venture, syndicate, trust, estate, custodian, trustee, executor, administrator, nominee or other legal personal representative, or other entity or organization, including a Governmental Entity or political subdivision or an agency or instrumentality thereof;

“Preferred Shares” means a series of non-voting non-convertible preferred shares of WEF, having the designation, rights, privileges, restrictions and conditions as may be determined by the directors of WEF, which shall provide for (i) a liquidation preference equal to the value of the Other Consideration, and (ii) a redemption right of the holder for a price equal to the value of the Other Consideration;

“Public Documents” means (i) the AIF; (ii) WEF’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the years ended December 31, 2007 and 2006, together with the management’s discussion and analysis for such audited consolidated financial statements; (iii) WEF’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 with the notes thereto together with the management’s discussion and analysis for such interim consolidated financial statements; (iv) WEF’s material change report filed January 7, 2008 with respect to changes in management of WEF and addition to the board of directors of WEF; (v) WEF’s material change report dated January 18, 2008 with respect to changes in management of WEF; (vi) WEF’s material change report dated March 14, 2008 with respect to WEF’s new $175 million term loan facility; (vii) WEF’s material change report dated November 4, 2008 with respect to changes in management of WEF; (viii) WEF’s material change report dated December 10, 2008 with respect to the Rights Offering and the letter of credit provided by BAM; and (ix) WEF’s management proxy circular dated April 1, 2008 prepared in connection with the annual meeting of WEF’s shareholders held on May 8, 2008;

“Qualifying Jurisdictions” means British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;

“Rights” means the transferable rights to subscribe for Common Shares offered by WEF as contemplated by the Standby Agreement;

“Rights Offering” means the offering by WEF of Rights to the holders of Shares to purchase in the aggregate approximately $50,000,000 of Common Shares at the Issue Price;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario), as amended;

“Securities Commissions” means, collectively, the securities commissions or similar securities regulatory authorities of the Qualifying Jurisdictions;

“Securities Laws” means the applicable securities Laws of each of the Qualifying Jurisdictions, the rules and policies of the TSX and, as applicable, the applicable securities Laws of the United States;

“Shares” means, collectively, the Common Shares and the Non-Voting Shares;

“Tricap” means Tricap Management Limited;

“TSX” means the Toronto Stock Exchange; and

“WEF” means Western Forest Products Inc., a corporation existing under the laws of Canada.

1.2	Headings, etc. The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

1.3	Plurality and Gender. Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and the words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

1.4	Currency. Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

1.5	Governing Law. This Agreement shall be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party hereby unconditionally and irrevocably submits to the nonexclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising out of this Agreement.

1.6	Severability. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The parties hereto agree to negotiate in good faith a substitute provision which shall be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7	Statutes. Any reference to a statute, act or Law shall include and shall be deemed to be a reference to such statute, act or Law and to the regulations, instruments and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or Law that may be passed which has the effect of supplementing or superseding such statute, act or Law so referred to.
ARTICLE 2
SHARE PURCHASE
2.1	Right to Purchase.
(a)	If, after the date of this Agreement, Tricap, BAM or any of their respective Affiliates is required to make a payment in respect of, or suffers realization under or in connection with, any Credit Support pursuant to the terms and conditions of the related credit facility, and it has not received a corresponding offsetting or compensatory payment in respect thereof from WEF or the lenders under such credit facility, then Tricap shall give notice thereof to WEF, providing details of the payment or realization and the value thereof determined at such date. For the purposes of this Agreement, the value so determined, subject to Section 2.1(c), is referred to as the “Other Consideration”.
(b)	If, on or after February 9, 2009, Tricap, BAM or any of their respective Affiliates is required to make a payment in respect of, or suffers realization under or in connection with any Credit Support pursuant to the terms and conditions of the related credit facility (and it has not received a corresponding offsetting or compensatory payment in respect thereof from WEF or the lenders under such credit facility), Tricap shall have the option (on its own behalf or on behalf of BAM or an Affiliate of Tricap or BAM) to acquire from WEF either (A) Preferred Shares having a value equal to the Other Consideration, or (B) subject to Securities Laws, that number of Common Shares equal to (i) the Other Consideration (subject to a maximum of $15 million), divided by (ii) the Issue Price; provided that (x) to the extent that WEF is not permitted by Securities Laws to issue Common Shares at the Issue Price, Tricap shall be entitled to receive from WEF a cash payment equal to the difference between the Issue Price and the price at which such shares are issued, multiplied by the number of shares so issued, and (y) WEF may issue Non-Voting Shares to Tricap to the extent that the Exchange Limitation would apply so that Tricap and its Affiliates would not otherwise beneficially own, or exercise control or direction over, more than 49% of the Common Shares then outstanding. Such option may be exercised by Tricap on not less than five Business Days’ prior written notice to WEF, which notice shall include any other details contemplated by Section 2.1(a).

(c)	WEF and Tricap acknowledge and agree that the provision of the Credit Support constitutes good and valuable consideration to WEF and that it is not less valuable than the fair equivalent of the money that WEF would have received if the Shares or Preferred Shares issued on account of the Other Consideration were issued for money. Any question or dispute between WEF and Tricap with respect to the value of the Other Consideration for the purposes of this Section 2.1 shall be referred to WEF’s auditors, who shall either confirm the value set forth in the notice or provide an alternative value, and whose determination shall be final and binding on the parties.

(d)	Tricap’s and WEF’s respective rights and obligations under this Section 2.1 shall be conditional upon WEF having been provided with such documentation and other evidence satisfactory to WEF, in its sole discretion, as to the existence and terms of any Credit Support and the details of any payments made thereon, or realization thereunder borne, by Tricap, BAM or any of their respective Affiliates, and a full and unconditional release from the party providing the Credit Support and Tricap (and any other Affiliate on whose behalf Tricap is exercising the option hereunder) in favour of WEF in respect of any loss, claim, charge, damages or liabilities arising from or in connection with the payment or realization, conditional upon the issue and delivery of all of the Shares or Preferred Shares and any payment required by Section 2.1(b).

ARTICLE 3
COVENANTS OF WEF
3.1	Subject to and in accordance with the terms hereof, WEF undertakes and agrees with and in favour of Tricap that:
(a)	Consents and Approvals. It will use its reasonable best efforts to obtain all necessary consents, approvals or exemptions for the offering and issuance of the Shares or the Preferred Shares and the entering into and performance by it of this Agreement and the transactions contemplated herein.

(b)	Cease Trade Order or Other Investigation. From the date hereof through the termination of this Agreement, it will promptly notify Tricap in writing of any notice, written demand, request, inquiry or other correspondence (in each case, both formal or informal) by any Securities Commission, the TSX or other Governmental Entity (x) that concerns any matter relating to the affairs, securities, directors or officers of WEF that may affect the transactions contemplated herein, or (y) that relates to the issuance, or threatened or contemplated issuance, by any such Person of any cease trading or similar order or ruling relating to any securities of WEF. Any notice delivered to Tricap pursuant to this Section shall contain reasonable details of the notice, demand, request, inquiry, correspondence, order or ruling in question. WEF shall use all reasonable efforts to prevent the issuance of any orders contemplated in this Section 3.1(b) and, if issued, to obtain their prompt withdrawal.

(c)	TSX Listing. It shall take all action as may be required and appropriate so that Common Shares issuable hereunder are approved for listing and posting for trading on the TSX as of the Closing Date, subject to receipt of customary final documentation.

(d)	Securities Laws. It shall take all action as may be necessary and appropriate so that the transactions contemplated in this Agreement will be effected in accordance with Securities Laws.

(e)	Issuance of Preferred Shares. It shall take all action as may be necessary and appropriate so as to issue the Preferred Shares having the attributes contemplated by this Agreement on the Closing Date.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF WEF
4.1	WEF represents and warrants to Tricap that:
(a)	WEF has been duly amalgamated and organized and is validly existing and in good standing under the Canada Business Corporations Act and has all requisite corporate power to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the material conduct of its business or its ownership or leasing of material property requires such qualification.
(b)	The authorized capital of WEF consists of an unlimited number of Common Shares, an unlimited number of Non-Voting Shares and an unlimited number of preferred shares, of which there were, as at the date hereof, 119,842,359 Common Shares and 84,571,206 Non-Voting Shares issued and outstanding. Except as contemplated under the Rights Offering or as described in this subsection (b) no person, firm or corporation other than Tricap has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from WEF, of any Shares or other securities of WEF, other than stock options granted pursuant to WEF’s Option Plan and the holders of WEF’s Class C Warrants.

(c)	Each of the Material Subsidiaries is duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has all requisite corporate power to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the material conduct of its business or its ownership or leasing of material property requires such qualification.

(d)	All issued and outstanding Shares of WEF have been duly authorized and validly issued, and are fully paid and non-assessable. When issued and delivered to Tricap in accordance with the terms and conditions of this Agreement, the Shares or the Preferred Shares will be validly issued, fully paid and non-assessable and will be free and clear of all liens, pledges, claims, encumbrances, security interests and other restrictions, except for restrictions on resale or transfer imposed under Securities Laws or by the Securities Commissions, the SEC or the TSX. The issuance of the Shares or the Preferred Shares will not be subject to any pre-emptive or similar rights.

(e)	The execution, delivery and performance by WEF of this Agreement:
(i)	has been duly authorized by all necessary corporate action on its part;

(ii)	does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate its articles of incorporation or by-laws or result in a breach of, a violation of, or constitute a default under, or conflict with, any provision of any indenture, mortgage, agreement, contract or other instrument to which WEF or any of its subsidiaries is a party or by which WEF or any of its subsidiaries or any of their respective properties or assets is bound that would, individually or in the aggregate, result in a Material Adverse Change or have a material adverse effect on the transactions contemplated herein or on the respective businesses of WEF and its subsidiaries; and

(iii)	will not result in the violation of any Law, excluding for this purpose any breaches or violations of or conflicts with Laws that would not, individually or in the aggregate, result in a Material Adverse Change or have a material adverse effect on the transactions contemplated herein or on the respective businesses of WEF and its subsidiaries.
(f)	This Agreement has been duly executed and delivered by WEF and constitutes a legal, valid and binding obligation of WEF, enforceable against it in accordance with its terms, subject only to (i) any limitation under Laws relating to bankruptcy, insolvency, arrangements or other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(g)	WEF is a reporting issuer in good standing in all of the Qualifying Jurisdictions.

(h)	No consent, approval, order or authorization of, or declaration, filing or notification with any Governmental Entity or any third party (including, for greater certainty, the agent and syndicate of lenders of WEF’s current credit facility) is required by or with respect to WEF or any of its Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions by WEF contemplated hereby, other than the consents, approvals, or authorizations that may be required by Securities Laws and which shall have been obtained on or before the Closing Date.

(i)	There are no legal or governmental proceedings pending, or to WEF’s knowledge, threatened to which WEF or any of its subsidiaries is a party and which, if determined adversely, would have a material adverse effect on WEF and its subsidiaries, on a consolidated basis, other than proceedings accurately described in all material respects in the Public Documents and proceedings that would not have a material adverse effect on WEF and its subsidiaries, on a consolidated basis, or on the power or ability of WEF to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

(j)	WEF is not in violation of any of the rules and policies of the TSX, including the applicable listing requirements of the TSX, and its Common Shares are currently listed thereon.

(k)	Each of the consolidated financial statements of WEF contained or otherwise incorporated by reference in the Public Documents and the Prospectus, including each Public Document filed after the date hereof until the Closing Date, (a) complies or, when filed, will comply as to form in all material respects with Securities Laws, (b) has been or, when filed, will have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis with those of the comparable prior period (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by Securities Laws), (c) fairly presents, or when filed will fairly present, in all material respects, the consolidated financial position of WEF and its subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements may omit notes which are not required in unaudited financial statements and are subject to normal and recurring year-end adjustments and other adjustments permitted and made in accordance with Canadian generally accepted accounting principles as disclosed therein and (d) as of their respective dates, did not contain a Misrepresentation.
4.2	Survival. All representations and warranties of WEF contained in this Agreement shall survive the completion of the purchase of the Shares or the Preferred Shares by the Tricap and will continue in full force and effect for a period of two years following the Closing Date notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of Tricap.
ARTICLE 5
CLOSING AND CONDITIONS
5.1	Closing. The closing of the issuance by WEF and the purchase by Tricap of the Shares or the Preferred Shares to be purchased hereunder shall be completed at the offices of Torys LLP, 79 Wellington Street West, Toronto, Ontario, at 2:00 p.m. on the Closing Date or at such other time and/or on such other date and/or at such other place as WEF and Tricap may agree upon in writing. On such date, definitive certificates representing the number of Shares or the Preferred Shares to be purchased by Tricap hereunder, together with a certified cheque in the amount of any payment required by section 2.1(b), shall be delivered to Tricap by WEF and such certificates shall be registered in the name of Tricap or another Affiliate on whose behalf Tricap is exercising the option hereunder, as Tricap may direct in its sole and absolute discretion.
ARTICLE 6
TERMINATION
6.1	Termination by WEF or Tricap. Either WEF or Tricap may terminate and cancel its obligations under this Agreement, without any liability on its part, at such time as no Credit Support is outstanding.
ARTICLE 7
NOTICE
7.1	Notice. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile transmission as set forth below, or to such other address, facsimile number or person as may be designated by notice.
(a)	In the case of WEF:

Western Forest Products Inc. 435 Trunk Road Duncan, British Columbia V9L 2P9

Attention: Chief Financial Officer Fax: (250) 748-6045

With a copy to:

Torys LLP 79 Wellington Street West Suite 3000 Toronto, Ontario M5K 1N2

Attention: Sharon Geraghty Fax: (416) 865-7380

(b)	In the case of Tricap:

Tricap Management Limited Brookfield Place 181 Bay Street Suite 300 Toronto, Ontario M5J 2T3

Attention: Gary Franko Fax: (416) 359-2649

With a copy to:

Tricap Management Limited Royal Centre, P.O. Box 11179 1055 West Georgia St., Suite 2050 Vancouver, British Columbia V6E 3R5

Attention: Rick Eng Fax: (604) 687-3419

With a copy to:

Goodmans LLP 250 Yonge Street Suite 2400 Toronto, Ontario M5B 2M6

Attention: Victor Liu Fax: (416) 979-1234
7.2	Receipt of Notice. Notice shall be deemed to be given on the day of actual delivery or the day of facsimile transmission, as the case may be, or if not a Business Day, on the next Business Day.
ARTICLE 8
MISCELLANEOUS
8.1	Expenses. Each party will bear all of its own expenses related to the transaction contemplated by this Agreement; provided, however, that WEF will reimburse Tricap for all fees and disbursements of legal counsel to Tricap and out the out-of-pocket expenses incurred by Tricap if WEF has not complied with its obligation to deliver Shares or Preferred Shares and any required payment on the Closing Date. In such circumstances, Tricap’s expenses shall be paid on receipt by WEF of invoices and any expenses not paid prior to the Closing Date shall be paid on the Closing Date.

8.2	Further Assurances. The parties hereto agree to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement.

8.3	Assignment and Syndication. This Agreement may not be assigned by any party, by operation of Law or otherwise, without the prior written consent of the other parties; provided, however, that this Agreement and the rights and obligations of Tricap hereunder may be syndicated, sold, assigned or otherwise granted by Tricap in whole or in part to one or more Affiliates.

8.4	Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and there respective successors and permitted assigns.

8.5	Waiver. Failure by any party to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained in this Agreement shall not be construed as a waiver or relinquishment of such covenant or right. No waiver by any party hereto of any such covenant or right shall be deemed to have been made unless expressed in writing and signed by the waiving party.

8.6	Amendments. No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

8.7	Counterparts and Facsimile. This Agreement may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original and such counterparts and facsimiles together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

8.8	Time. Time shall be of the essence of this Agreement.

8.9	Entire Agreement. This Agreement and any other agreements and other documents referred to herein and delivered in connection herewith, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

8.10	Language. The parties hereby confirm their express wish that this document and all documents and agreements directly or indirectly related thereto be drawn up in English. Les parties aux présentes reconnaissent qu’à leur demande le présent document ainsi que tous les documents et conventions qui s’y rattachent directement ou indirectement sont rédigés en langue anglaise.
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          IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

WESTERN FOREST PRODUCTS INC.
By:	/s/ Murray Johnston
	Name:	Murray Johnston
	Title:	Vice President and Chief Financial Officer

TRICAP MANAGEMENT LIMITED
By:	/s/ Gary Franko
	Name:	Gary Franko
	Title:	Senior Vice President